

Mail Stop 4720

July 3, 2016

Timothy Miller
President
Texas Republic Capital Corporation
115 Wild Basin Road
Suite 306
Austin, Texas 78746

>   **Re:**   **Texas Republic Capital Corporation**
>   **Amendment No. 1 to Registration Statement on Form 10**
>   **Filed June 14, 2016**
>   **File No. 000-55621**

Dear Mr. Miller:

We have reviewed your amended registration statement and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Financial Statements, page F-1

1.   Please include financial statements for the period ended March 31, 2016. Update for consistency throughout the Form 10. Refer to Regulation S-X, Item 8-08.

You may contact Rolf Sundwall at (202) 551-3105 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Gershon at (202) 551-6598 or Mary Beth Breslin at (202) 551-3625 with any other questions.

>   Sincerely,
>
>   /s/ Mary Beth Breslin for
>
>   Suzanne Hayes
>   Assistant Director
>   Office of Healthcare and Insurance

cc: Lee Polson, Esq.